UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2020

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Eulji-ro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Results of the Annual General Meeting of Shareholders

1.	Approval of Financial Statements for the 36th Fiscal Year : Approved as originally submitted

The 36th Fiscal Year (Fiscal Year ended December 31, 2019)

(in millions of Won, except for basic earnings per share)

Consolidated	• Total Assets	44,611,620	• Operating Revenue	17,743,702
	• Total Liabilities	21,788,084	• Operating Income	1,109,980
	• Share Capital	44,639	• Profit for the Year	861,942
	• Total Equity	22,823,536	• Basic Earnings per Share (Won)	12,144

Separate	• Total Assets	30,839,367	• Operating Revenue	11,416,215
	• Total Liabilities	13,449,628	• Operating Income	950,109
	• Share Capital	44,639	• Profit for the Year	980,338
	• Total Equity	17,389,739	• Basic Earnings per Share (Won)	13,999

(1)	Prepared in accordance with International Financial Reporting Standards as adopted in Korea
(2)	Opinion of independent auditors: Unqualified

< Approval of Cash Dividends>

(in Won, except for percentages)

Cash Dividends	Dividend per Share	Common Stock	Year-end Dividend	9,000
			Interim Dividends	1,000
	Total Cash Dividend			730,097,860,000
	Market Dividend Rate (%) (including interim dividend)		Common Stock	4.1
			Preferred Stock	—

2.	Amendments to the Articles of Incorporation : Approved as originally submitted

Current	Proposed Amendment	Remarks

PREMISE

The Company will survive in the rapidly changing world and continue to improve and develop to endure long-term benefits for its shareholders. For this purpose, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

The Company will keep its stability and growth to continue to prosper and develop, through which the Company will create its value for its customers, members and shareholders, play a key role in the social and economic development and contribute to the happiness of human being.

The Company will continue to satisfy its customers, obtain trust from them and ultimately develop together with the customers.

The Company will ensure that its members develop with a sense of achievement in their work and the members will contribute to the corporate development while they work for the Company.

The Company will continue to increase its value so as to continuously create value for its shareholders.

The Company will grow along with the community through the creation of social values in addition to facilitating economic prosperity.

The Company will make an effort to find a balance between the happiness of stakeholders and consider this in both the present and the future to remain sustainable over the long-term (amended on March 24, 2017).

PREMISE

The Company shall pursue the happiness of its members as the ultimate purpose of business management, and its members shall contribute to the sustainability of long-term benefits for its shareholders and the happiness of its stakeholders. To achieve this, the Company will establish its management philosophy as follows and carry out its management activities based thereon.

As the foundation of the pursuit of happiness, the Company must have stability and growth and exist and develop permanently. To achieve this, the members shall simultaneously pursue the happiness of the members and the happiness of its stakeholders. All value a company creates for the happiness of its stakeholders is social value. The company shall grow economic value through creating social value, and thereby develop a relationship of trust with its stakeholders.

Earn customer trust by satisfying them with a variety of value and ultimately develop together with them.

Build a fair and competitive business ecosystem with its business partners, and achieve mutual development through cooperation based on it.

Raise the company value by continuously creating shareholder value.

Grow together with society while making various contributions such as environmental protection, job creation, improving the quality of life, and supporting local communities.

The members shall make consistent efforts to keep the happiness of the stakeholders in harmonious balance, and consider the present and future happiness at the same time to ensure its longevity (wholly amended on March 26, 2020).

To incorporate key contents of the 14th revision of SKMS, including changing the direction of company management, creating social value, and revising the relationship between its stakeholders.

Article 14. Suspension of Alteration of Register of Shareholders

① The Company shall suspend entries of a change of Shareholders in the Register of Shareholders, registering the creation and cancellation of pledges over shares, indication of trust assets and cancellation thereof with respect to shares, for a period beginning on January 1 of each fiscal year and ending on January 31 of such year (amended on March 16, 2001).

	Article 14. Suspension of Alteration of Register of Shareholders ① (deleted on March 26, 2020)	To revise this Article as it is no more necessary to suspend the alteration of Register of Shareholders under current electronic securities system.
② (Text omitted)	② (Same as present text)

③ If necessary for convening of an Extraordinary General Meeting of Shareholders or any other cause, the Company may set a record date or suspend entries of a change of Shareholders for not more than three (3) months pursuant to a resolution of the Board of Directors and upon at least two week prior public notice. The Board of Directors may, when deemed necessary, both suspend the entries of a change of Shareholders and set a record date (established on August 14, 1989).

③ If necessary for convening of an Extraordinary General Meeting of Shareholders or any other cause, the Company may set a record date upon at least two week prior public notice (amended March 26, 2020).

<Newly established>

Article 45-3. Approval of the Board of the Directors with regard to the plan of Safety and Health, etc.

① The Representative Director of the Company shall establish a safety and health plan of the Company in accordance with the relevant laws and regulation, including the Occupational Safety and Health Act (newly established on March 26, 2020).

② The Company shall report to and obtain approval from the Board of Directors for the safety and health plan under paragraph (1) (newly established on March 26, 2020).

To add this Article in accordance with the New Law.

—

Addendum No. 28 (as of March 26, 2020)

Article 1. Date of Effectiveness These Articles of Incorporation shall take effect as of March 26, 2020. However, the amended provisions of Articles 45-3 shall take effect as of January 1, 2021.

To add this Addendum No. 28 as a transitional provision in accordance with the effective date of the New Law.

3.	Grant of Stock Options

3-1.	Grant of Stock Options (Directors) : Approved as originally submitted

A.	Recipients of Stock Options

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Park, Jung Ho	Representative Director and Chief Executive Officer	Registered common shares	111,106
Ryu, Young Sang	Executive Director and Head of MNO Business	Registered common shares	2,353
Total:		Registered common shares	113,459

B.	Conditions of Stock Options to be Granted

•	Method of grant: allotment of treasury shares, cash settlement

•	Type and number of shares issuable: 113,459 registered common shares

•	Grant date: March 26, 2020

•	Exercise period: March 27, 2023 – March 26, 2027

•

Exercise price: Won 192,260 (This price was calculated as the arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week.)

•	Other conditions

o

The exercise price and the number of the stock options may be adjusted through the stock option grant agreement or by resolution by the Board in the event of any capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the grant date.

o	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

3-2.	Grant of Stock Options (Unregistered Executive Officers) : Approved as originally submitted

A.	Recipients of Stock Options

Name	Position	Number of shares issuable
		Type of shares	Number of shares
Kang, Jong Ryeol	Head of ICT Infra Center	Registered common shares	2,048
Ha, Hyung Il	Head of Corporate Center 2	Registered common shares	1,961
Kim, Yoon	Head of AIX Center	Registered common shares	1,874
Huh, Seok Joon	Head of Private Placement Group	Registered common shares	1,852
Yoon, Poong Young	Head of Corporate Center 1	Registered common shares	1,743
Ha, Seong Ho	Head of Corporate Relations Center	Registered common shares	1,656
Cho, Dong Hwan	Head of IT Innovation Center	Registered common shares	1,525
Lee, HyunA	Head of AI Service Unit	Registered common shares	1,525
Total:		Registered common shares	14,184

B.	Conditions of Stock Options to be Granted

•	Method of grant: allotment of treasury shares, cash settlement

•	Type and number of shares issuable: 14,184 registered common shares

•	Grant date: March 26, 2020

•	Exercise period: March 27, 2023 – March 26, 2027

•	Won 192,260 (This price was calculated as the arithmetic mean of volume weighted average closing prices from the following periods prior to the grant date: two months, one month, one week.)

•	Other conditions

o

The exercise price and the number of the stock options may be adjusted through the stock option grant agreement or by resolution by the Board in the event of any capital increase, stock dividend, capital transfer of reserves or changes in stock value due to a stock split or a merger after the grant date.

o	Other terms of the grant of stock options shall be governed by applicable law, the Company’s articles of incorporation and the stock option grant agreement.

4.	Approval of the Appointment of Directors

4-1.	Appointment of an Executive Director (Park, Jung Ho) : Approved as originally submitted

4-2.	Appointment of a Non-executive Director (Cho, Dae Sik) : Approved as originally submitted

4-3.	Appointment of an Independent Non-executive Director (Kim, Yong-Hak) : Approved as originally submitted

4-4.	Appointment of an Independent Non-executive Director (Kim, Junmo) : Approved as originally submitted

4-5.	Appointment of an Independent Non-executive Director (Ahn, Jung Ho) : Approved as originally submitted

Name	Term	Business Experience		Remark
		Period	Contents
Park, Jung Ho	3 years	2017 – Present	Representative Director and Chief Executive Officer, SK Telecom	Current Director
		2015 – 2016	C&C Representative Director and Chief Executive Officer, SK Holdings Co., Ltd. (“SK Holdings”)
		2013 – 2014	Vice President and Head of Corporate Development Office, SK C&C Co., Ltd.
		2012	Vice President and Head of Business Development Office, SK Telecom
Cho, Dae Sik	3 years	2017 – Present	Chairman, SK SUPEX Council	Current Director
		2013 – 2016	Representative Director and Chief Executive Officer, SK Holdings
		2012	Chief Finance Officer, Head of Finance Division and Risk Management & Corporate Auditing Office, SK Holdings
Kim, Yong-Hak	3 years	Feb. 2020 – Present	Professor Emeritus, Yonsei University	New Appointment
		2016 – Jan. 2020	President, Yonsei University
		2004 – 2005	BK Planning Committee, Ministry of Education
		1996 – 1997	Member, Presidential Advisory Council of Policy Planning
		1987 – Jan. 2020	Professor of Sociology, Yonsei University

Kim, Junmo	3 years	2016 – Present	Associate Professor of Electrical Engineering, KAIST	New Appointment
		2009 – 2016	Assistant Professor of Electrical Engineering, KAIST
		2005 – 2009	Senior Researcher, Samsung Advanced Institute of Technology
Ahn, Jung Ho	3 years	Sept. 2018 – Present	Professor, Graduate School of Convergence Science and Technology, Seoul National University	Current Director
		2013 – Aug. 2018	Associate Professor, Graduate School of Convergence Science and Technology, Seoul National University
		2009 – 2013	Assistant Professor, Graduate School of Convergence Science and Technology, Seoul National University
		2016	Visiting Researcher, Google
		2007 – 2009	Researcher, Hewlett-Packard

5.	Approval of the Appointment of Members of the Audit Committee

5-1.	Appointment of a Member of the Audit Committee (Kim, Yong-Hak) : Approved as originally submitted

5-2.	Appointment of a Member of the Audit Committee (Ahn, Jung Ho) : Approved as originally submitted

Name	Term	Business Experience		Remark
		Period	Contents
Kim, Yong-Hak	3 years	Feb. 2020 – Present	Professor Emeritus, Yonsei University	New Appointment
		2016 – Jan. 2020	President, Yonsei University
		2004 – 2005	BK Planning Committee, Ministry of Education
		1996 – 1997	Member, Presidential Advisory Council of Policy Planning
		1987 – Jan. 2020	Professor of Sociology, Yonsei University
Ahn, Jung Ho	3 years	Sept. 2018 – Present	Professor, Graduate School of Convergence Science and Technology, Seoul National University	New Appointment
		2013 – Aug. 2018	Associate Professor, Graduate School of Convergence Science and Technology, Seoul National University
		2009 – 2013	Assistant Professor, Graduate School of Convergence Science and Technology, Seoul National University
		2016	Visiting Researcher, Google
		2007 – 2009	Researcher, Hewlett-Packard

6.	Approval of the Ceiling Amount of Remuneration for Directors : Approved as originally submitted

The number of directors and total amount and maximum authorized amount of compensation of directors are as follows:

	Fiscal year 2020	Fiscal year 2019
Number of directors	8	8
Number of independent non-executive directors	5	5
Total amount of remuneration paid to directors	—	Won 5,968,967,910
Total amount or maximum authorized amount of remuneration for directors	Won 12,000,000,000	Won 12,000,000,000

7.	Amendments to the Remuneration Policy for Executives : Approved as originally submitted

Current	Proposed Amendment (changes are as underlined)
Article 3 (Types of Remuneration) (1) Remuneration of executives shall consist of monthly salary, performance bonus, severance payment and welfare benefits (amended on March 16, 2001).	Article 3 (Types of Remuneration) (1) <No change>
(2) The amount of remuneration for each executive shall be determined by the Board of Directors (amended on April 16, 1990).

(2) The amount of remuneration for each executive shall be determined by the Representative Director according to the remuneration system approved by the Board of Directors (amended on March 26, 2020).

Article 4 (Severance Payment) (1) The calculation criteria for severance payment for executives shall be determined separately (amended on March 16, 2001).	Article 4 (Severance Payment) (1) <No change>
(2) The amount of severance payment to be paid by the Company to an executive shall be calculated by multiplying (x) the basic wage of such executive’s final grade pursuant to Article 9 by (y) the payment ratio corresponding to the length of service per grade pursuant to Article 6.

(2) The amount of severance payment to be paid by the Company to an executive shall be calculated by multiplying (x) the basic wage of such executive’s final grade pursuant to Article 9 by (y) the payment ratio corresponding to the length of service per grade pursuant to Article 6, plus the amount of the executive’s performance bonus contributed in whole or in part to the defined contribution retirement plan as personal contribution in accordance with the retirement plan regulations (amended on March 26, 2020).

(3) Severance payment for executives shall be operated in accordance with the severance payment system pursuant to the “Defined Benefit Retirement Plan Regulations,” “Defined Contribution Retirement Plan Regulations” and “Combined Retirement Plan Regulations;” provided that the Company may contribute additional amounts as set forth in each of the regulations in accordance with the relevant criteria (newly established on March 26, 2020).

(3) Notwithstanding the provisions of paragraph (2), if an executive is dismissed by a decision of the Executive Personnel Committee due to such executive’s breach of the Company’s code of ethics or other Company regulations or any contract with the Company, the Company may reduce the amount of severance payment from the amount determined pursuant to paragraph (2); provided that such reduced amount cannot be lower than the statutory amount of severance payment (amended on March 13, 2009).

(4) Notwithstanding the provisions of paragraph (2), if an executive is dismissed by a decision of the Executive Personnel Committee due to such executive’s breach of the Company’s code of ethics or other Company regulations or any contract with the Company, the Company may reduce the amount of severance payment from the amount determined pursuant to paragraph (2); provided that such reduced amount cannot be lower than the statutory amount of severance payment (amended on March 13, 2009).

(4) The Company may pay additional amounts as severance payment within the amount calculated pursuant to paragraph (2) to executives who made significant contributions to the development of the Company while in office or who retired for special reasons, including death (amended on March 11, 2011).

(5) The Company may pay additional amounts as severance payment within the amount calculated pursuant to paragraph (2) to executives who made significant contributions to the development of the Company while in office or who retired for special reasons, including death (amended on March 11, 2011).

Article 5 (Payment System) (1) Remuneration shall be calculated in fixed amounts on a monthly basis.	Article 5 (Payment System) (1) <No change>
(2) Remuneration shall be paid to the executive in money. However, remuneration for the deceased shall be paid to his or her surviving family members.	(2) Remuneration shall be paid to the executive in cash, stock, etc. However, remuneration for the deceased shall be paid to his or her surviving family members (amended on March 26, 2020).
(3) Severance payment shall be paid in the following events: 1. Resignation 2. Dismissal 3. Death 4. End of term 5. Dissolution of the Company	(3) <No change>

Article 9 (Basic Wage)

When calculating the severance payment for an executive, the basic wage shall be the monthly remuneration amount for the month in which the event triggering severance payment occurs (amended on March 16, 2001).

Article 9 (Basic Wage)

When calculating the severance payment for an executive, the basic wage shall be the monthly compensation amount for the month in which the date of severance payment occurs (amended on March 16, 2001).

<Appendix 1> Calculation Criteria for Executive Severance Payment			<Appendix 1> Calculation Criteria for Executive Severance Payment (amended on March 26, 2020)
Grade	Length of Service (Years)	Payment Ratio	Grade	Length of Service (Years)	Payment Ratio
Vice Chairman, Chairman	1	40	President, Vice Chairman, Chairman	1	4.0
Grade E	1		Vice President	1	3.0
Grade D	1
Grade C	1	3.5	The payment amount is calculated by multiplying the length of service of the individual by the payment ratio set forth in this Appendix 1.
Grade B	1
Grade A	1	2.5

The payment amount is calculated by multiplying the length of service per grade assigned to the individual by the payment ratio set forth in this Appendix 1.
—

<Addendum>

Article 1 (Date of Effectiveness) This regulation shall take effect as of April 1, 2020.

Article 2 (Transition) The payment ratio applicable to service prior to the effective date of this regulation shall be in accordance with the previous regulation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Jung Hwan Choi
(Signature)
Name:	Jung Hwan Choi
Title:	Senior Vice President

Date: March 26, 2020